Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Prospectus Supplement, dated December 11, 2025, to the Registration Statement (Form F-10) and related short form base shelf prospectus of TransAlta Corporation (the “Corporation”) for the offering of senior notes and to the inclusion therein of our reports dated February 19, 2025 with respect to the consolidated financial statements of the Corporation as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, and with respect to the effectiveness of internal control over financial reporting as of December 31, 2024 included in the Corporation’s Annual Report on Form 40-F filed with the Securities and Exchange Commission.

December 11, 2025

Calgary, Canada	/s/ Ernst & Young LLP

Chartered Professional Accountants